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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2006.

     or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _____________ to _____________.

                         Commission File Number: 0-16284

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     TECHTEAM GLOBAL RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              TechTeam Global, Inc.
                              27335 W. 11 Mile Road
                              Southfield, MI 48033

================================================================================

                     TechTeam Global Retirement Savings Plan
             Audited Financial Statements and Supplemental Schedule

                                    CONTENTS

Report of Independent Registered Public Accounting Firm....................    3

Audited Financial Statements

Statements of Net Assets Available for Benefits............................    4
Statement of Changes in Net Assets Available for Benefits..................    5
Notes to the Financial Statements..........................................    6

Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)..............   11
Schedule H, Line 4j--Schedule Of Reportable 5% Transactions................   12

             Report of Independent Registered Public Accounting Firm

Plan Administrator
TechTeam Global Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TechTeam Global Retirement Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year then ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

As discussed in Note 2 to the financial statements, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

/s/ Ernst & Young LLP
Detroit, MI

June 25, 2007

                     TechTeam Global Retirement Savings Plan
                 Statements of Net Assets Available for Benefits

                                                              DECEMBER 31
                                                       -------------------------
                                                           2006         2005
                                                       -----------   -----------
ASSETS
Investments, at fair value:
   Pooled separate accounts                            $12,238,393   $10,878,411
   TechTeam Global, Inc. common stock                    5,810,464     4,950,807
   Participant loans                                       562,909       463,592
                                                       -----------   -----------
Total investments                                       18,611,766    16,292,810
                                                       -----------   -----------
Contributions receivable:

   Participants                                            102,645        96,366
   Employer                                                 51,239        45,086
                                                       -----------   -----------
Total contributions receivable                             153,884       141,452
                                                       -----------   -----------
Total assets                                            18,765,650    16,434,262

LIABILITY
Contributions to be distributed                             56,437        50,530
                                                       -----------   -----------
Net assets available for benefits                      $18,709,213   $16,383,732
                                                       ===========   ===========

See accompanying notes.

                     TechTeam Global Retirement Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2006

ADDITIONS
Investment income:
   Net appreciation in fair value of investments                     $ 1,906,269
   Dividend and interest                                                  39,129
                                                                     -----------
Total investment income                                                1,945,398
                                                                     -----------
Contributions:
   Participants                                                        1,719,760
   Employer                                                              841,150
   Rollover                                                               37,153
                                                                     -----------
Total contributions                                                    2,598,063
                                                                     -----------
Total additions                                                        4,543,461

DEDUCTIONS
Benefits paid to participants                                          2,189,279
Administrative fees                                                       28,701
                                                                     -----------
Total deductions                                                       2,217,980
                                                                     -----------
Net increase in net assets available for benefits                      2,325,481

Net assets available for benefits at beginning of year                16,383,732
                                                                     -----------
Net assets available for benefits at end of year                     $18,709,213
                                                                     ===========

See accompanying notes.

                     TechTeam Global Retirement Savings Plan
                        Notes to the Financial Statements
                                December 31, 2006

1. DESCRIPTION OF THE PLAN

The following description of the TechTeam Global Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering eligible, full-time employees of TechTeam Global, Inc. (the "Company") and TechTeam Cyntergy, LLC, a domestic subsidiary of the Company. Employees of other domestic subsidiaries of the Company are covered under separate plans. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees become eligible to participate in the Plan on the first day of the month following three months from their date of hire.

CONTRIBUTIONS

Participants may contribute up to 75% of pretax annual compensation, as defined in the Plan document, subject to the legislated limitations. Participants may also contribute amounts representing distributions from other qualified plans. A participant may direct their contributions to any of the Plan's fund options.

The Company may make discretionary matching contributions to the Plan, which are contributed into the TechTeam Global Stock Fund. Participants cannot redirect Company contributions to other fund options. During 2006, the Company elected to make matching contributions on a dollar-for-dollar basis up to 3% of a participant's base compensation. During 2005, the Company elected to make matching contributions up to 35% of the first 4% of a participant's base compensation.

The Plan is required to distribute employer and participant contributions made during 2006 and 2005 to certain participants in order to remain in compliance with certain nondiscrimination requirements under the Internal Revenue Code (the "Code"). At December 31, 2006 and 2005, the Plan has recorded a liability of $56,437 and $50,530, respectively, for these distributions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, investment earnings and Plan expenses. Allocations are based on participant earnings or account balances, as defined.

                     TechTeam Global Retirement Savings Plan
                  Notes to the Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions. Participants become fully vested in Company contributions upon completion of one year of service. Participants also become fully vested upon death, disability, or retirement at designated ages.

FORFEITURES

The Company is permitted to use forfeited balances to reduce future employer contributions. During 2005, the Company used forfeitures totaling $81,879 to reduce the Company's cash contribution to the Plan in 2005. At December 31, 2006 and 2005, forfeited account balances totaled $25,335 and $25,077, respectively.

LOANS TO PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. The loans are secured by the participant's account balance and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

A participant will receive a lump-sum distribution equal to the value of his or her account upon termination of service, death, disability, or retirement. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, the amount in each participant's account would become 100% vested and would be distributed to each participant in accordance with distribution policies set forth in the Plan.

FEES AND EXPENSES

All expenses incurred by the Plan, consisting primarily of administrative costs, are paid by the Plan. The cost of the annual audit of the Plan's financial statements is paid by the Company.

                     TechTeam Global Retirement Savings Plan
                  Notes to the Financial Statements (continued)

2. SUMMARY OF ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENTS

Investments consist of pooled separate accounts and TechTeam Global, Inc. common stock and are stated at fair value. The fair value of participation units owned by the Plan in pooled separate accounts is based on quoted redemption values on the last business day of the Plan year. Participant loans are stated at the amount of their outstanding balance, which approximates fair value. The TechTeam Global Stock Fund is administered as a pooled separate account.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

On December 29, 2005 the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") Nos. AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans." The FSP describes the limited circumstances in which the net assets in defined contribution health and welfare and pension plans shall reflect the contract value of certain investments (primarily Guaranteed Investment Contracts ("GIC's") and similar investments). The FSP also provides guidance with respect to the financial statement presentation and disclosure of fully benefit-responsive investment contracts. The Company evaluated the impact of this FSP and determined that the difference between the contract value and the fair value of any GIC's or similar investments is not significant; therefore, no additional disclosure is required for the plan year ended December 31, 2006.

                     TechTeam Global Retirement Savings Plan
                  Notes to the Financial Statements (continued)

3. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of changes in assets relating to the TechTeam Global Stock Fund (a nonparticipant-directed investment) is as follows:

Balance at December 31, 2005                                        $4,950,807
   Employer contributions                                              833,379
   Participant contributions                                           210,899
   Appreciation in fair value of investment                            634,778
   Benefits paid to participants                                      (635,114)
   Transfers out                                                      (171,718)
   Administrative fees                                                 (12,567)
                                                                    ----------
Balance at December 31, 2006                                        $5,810,464
                                                                    ==========

4. INVESTMENTS

Investments that represent 5% or more of fair value of the Plan's net assets available for benefits are as follows:

                                                               DECEMBER 31
                                                         -----------------------
                                                            2006         2005
                                                         ----------   ----------
TechTeam Global Stock Fund *                             $5,810,464   $4,950,807
SEI Stable Asset Fund                                     1,403,345    1,403,844
Growth Fund of America                                    1,351,156    1,162,535
Lord Abbett MidCap Value Fund                             1,266,846    1,429,102
Hartford MidCap HLS Fund                                  1,224,493    1,083,718
Investment Company of America                             1,205,083    1,088,138
Europacific Growth Fund                                   1,132,677      783,797
Hartford Index HLS Fund                                   1,044,700      950,496

*    Denotes nonparticipant-directed investment

During 2006, the Plan's investments appreciated in fair value, as determined by quoted market prices, as follows:

TechTeam Global Stock Fund                                            $  634,778
Pooled separate accounts                                               1,271,491
                                                                      ----------
                                                                      $1,906,269
                                                                      ==========

                     TechTeam Global Retirement Savings Plan
                  Notes to the Financial Statements (continued)

5. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. TAX STATUS

The Plan has received a tax determination letter from the Internal Revenue Service dated September 6, 2005, stating that the Plan is qualified under
Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

7. SUBSEQUENT EVENT

The Company implemented rules relating to the Pension Protection Act of 2006, which require plans to allow participants the option to diversify from employer stock. As a result, participants age 55 and older had 100% of their employer match transferred to a diversifiable fund, whereby each participant has an option to transfer employer matched funds into investments other than TechTeam Global, Inc. common stock. Participants with more than 3 years of service had 33% of their employer match transferred to the diversifiable fund. During March 2007, a total of $1.7 million was transferred to the diversifiable fund.

                              Supplemental Schedules

                     TechTeam Global Retirement Savings Plan
                            EIN: 38-2774613   Plan: 001

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)
                                December 31, 2006

                                         DESCRIPTION OF INVESTMENT
                                         INCLUDING MATURITY DATE,
IDENTITY OF ISSUE, BORROWER            RATE OF INTEREST, COLLATERAL,                           CURRENT
     OR SIMILAR PARTY                      PAR OR MATURITY VALUE                   COST         VALUE
---------------------------   -----------------------------------------------   ----------   -----------
   The Hartford Group         SEI Stable Asset Fund                                 ***      $ 1,403,345
   The Hartford Group         Growth Fund of America                                ***        1,351,156
   The Hartford Group         Lord Abbett MidCap Value Fund                         ***        1,266,846
   The Hartford Group         Hartford MidCap HLS Fund                              ***        1,224,493
   The Hartford Group         Investment Company of America                         ***        1,205,083
   The Hartford Group         American Europacific Growth Fund                      ***        1,132,677
   The Hartford Group         Hartford Index HLS Fund                               ***        1,044,700
   The Hartford Group         Janus Advisor Capital Appreciation Fund               ***          896,046
   The Hartford Group         Goldman Sachs Small Cap Value Fund                    ***          543,328
   The Hartford Group         PIMCO Total Return Fund                               ***          500,429
   The Hartford Group         American Balanced Fund                                ***          407,012
   The Hartford Group         Washington Mutual Investment Fund                     ***          393,141
   The Hartford Group         AIM Small Cap Growth Fund                             ***          338,370
   The Hartford Group         Franklin Templeton Foreign Fund                       ***          189,319
   The Hartford Group         Franklin Templeton Moderate Target Fund               ***          141,772
   The Hartford Group         Franklin Templeton Growth Target Fund                 ***          130,940
   The Hartford Group         Franklin Templeton Cons Target Fund                   ***           69,736
 * Participants               Loans to participants at interest rates ranging
                              from 6% to 10.5%, with various maturity dates         n/a          562,909
** TechTeam Global, Inc.      TechTeam Global Stock Fund                        $3,950,448     5,810,464
                                                                                             -----------
                                                                                             $18,611,766
                                                                                             ===========

*    Party-in-interest

**   Party-in-interest, nonparticipant-directed fund

***  Cost is not required for participant-directed investments

                     TechTeam Global Retirement Savings Plan

                            EIN: 38-2774613   Plan:001

           Schedule H, Line 4j--Schedule of Reportable 5% Transactions

                                December 31, 2006

(A) IDENTITY OF PARTY INVOLVED
(B) DESCRIPTION OF ASSET           (C) PURCHASE PRICE       (G) COST OF ASSET        (D) SELLING PRICE      (I) NET GAIN
TechTeam Global, Inc.
Common Stock                                 $894,073                $484,994                 $638,456          $153,462

There were no category (i), (ii) or (iv) reportable transactions during 2006.

                                   SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the TechTeam Global Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

June 25, 2007                            TechTeam Global Retirement Savings Plan


                                         By: /s/ Heidi K. Hagle
                                             -----------------------------------
                                             Heidi K. Hagle
                                             Vice President, Human Resources